Delisting Determination,The Nasdaq Stock Market, LLC,
December 14, 2015, China Gerui Advanced Materials Group Limited. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of China Gerui Advanced Materials Group Limited
(the Company), effective at the opening of the trading session on December 24, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staffs determination on November 16, 2015.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on November 25, 2015.